FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON SHARES AND SERIES II NON-VOTING CONVERTIBLE FIRST PREFERRED SHARES

CAMBRIDGE, January 22, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has commenced a public offering of common shares (the "Common Shares") of the Company and Series II Non-Voting Convertible First Preferred Shares (the "Series II First Preferred Shares") of the Company (the "Offering"). In addition, Trillium intends to grant the underwriters a 30-day option to purchase up to an additional amount of Common Shares equal to 15% of the Common Shares and Series II First Preferred Shares offered in the Offering.

The Series II First Preferred Shares are being offered to investors whose purchase of Common Shares in the Offering may result in such investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company's outstanding common shares following the consummation of the Offering.

The Company intends to use the net proceeds of the Offering for: (i) the clinical development of its CD47 programs; and (ii) working capital and general corporate purposes.

Cowen is acting as the sole book-running manager for the Offering.

No Common Shares or Series II First Preferred Shares will be offered or sold in Canada as part of this Offering. The Offering is subject to market conditions, as well as a number of closing conditions, including NASDAQ Capital Market ("NASDAQ") and Toronto Stock Exchange ("TSX") approvals, and there can be no assurance as to whether or when the Offering may be completed, or the actual size or terms of the Offering. For the purposes of TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ.

The Offering is being made to purchasers outside of Canada pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the "SEC") on January 8, 2018 (the "Registration Statement") and the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") dated January 5, 2018. A preliminary prospectus supplement dated January 22, 2020 has been filed relating to the Offering and a final prospectus supplement relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the "Offering Documents") will be filed with the securities commissions in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada, and with the SEC in the United States.

The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company's profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC's website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Cowen and Company, LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com or by telephone at (833) 297-2926.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

The Company's pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program. As previously announced, the program is earmarked for out-licensing.

For more information visit: www.trilliumtherapeutics.com.

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium's plans to consummate the Offering and the intended use of proceeds therefrom. There can be no assurance that Trillium will be able to complete the Offering on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be able to raise capital through the sale of shares, the final terms of the Offering, market and other conditions, the satisfaction of customary closing conditions related to the Offering, the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, and the risks and uncertainties facing Trillium set forth in the Offering Documents and Trillium's Annual Report on Form 20-F for the year ended December 31, 2018 filed with Canadian securities authorities and with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.
416-595-0627 x232

james@trilliumtherapeutics.com